Exhibit 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions)

	Three Months Ended June 30,			Six Months Ended June 30,
	2009		2008	2009		2008
Earnings:
(Loss) income before income taxes	$(108.5)		$353.9	$(207.0)		$601.3

Adjustments:
Undistributed (income) loss of less than 50% owned investments	(0.5)		0.3	0.1		(0.6)
Fixed charges	35.5		30.3	65.4		62.0

Earnings	$(73.5)		$384.5	$(141.5)		$662.7

Fixed charges:
Interest expense, including debt discount amortization	$25.3		$24.3	$48.8		$49.8
Amortization/writeoff of debt issuance costs	4.5		0.8	5.4		1.6
Portion of rental expense representative of interest factor (assumed to be 33%)	5.7		5.2	11.2		10.6

Fixed charges	$35.5		$30.3	$65.4		$62.0

Ratio of earnings to fixed charges	-	(1)	12.7x	-	(1)	10.7x

Amount of earnings deficiency for coverage of fixed charges	$109.0		$-	$206.9		$-

(1) Less than 1.0x